PARVENU

INVESTMENT PLAN

THANK YOU!

We appreciate
you taking the
time to review
our proposal;

We look
forward to
working
with
you.

CONTENTS

FACTS

- Team with multiple exits, fundraising expertise, and patent-pending technology

- Our Pre-check method outperformed traditional methods by >3x in beta testing across 5 stores

- Partnerships with major FinTech players, such as Verifone, Ingenico, First Data, and Worldpay

- First to utilize personalized POS in US, proven business model in Europe

- Completed SEED SPOT's top-ranked incubator and received $100,000 of AWS credits to minimize upfront costs.

TEAM

PARVENU



PATRICK HOBAN

CO-FOUNDER & CEO

I am an experienced fundraiser who brings industry insights, sales, strategy, & vision. I previously authored 2 books and co-founded an app.



JOHNNY LI

CO-FOUNDER & COO

I have a background in technology consulting with a focus on Software as a Service.



KRISTA CONLEY

CHIEF STRATEGY OFFICER

I'm a serial entrepreneur with 2 exists, an Angel for 5 years, and won National Innovation award.


Verifone
Checkout
Dog Food.......... $3
Discount.........-$.50
Milk..................$4
Chicken.............$8
Animal Shelter....$1
Subtotal $15.50
Tax $1.37
Total $16.87
Discount + Donation
CREDIT
DEBIT
CASH
You can chip in $1 to help the Humane Society, right?
THE HUMANE SOCIETY
OF THE UNITED STATES
GOAL
Feed 100 Dogs
CHARITY NAVIGATOR
Four Star Charity
$500 $1,000 $1,500 $2,000 $2,500

POS - PERSONALIZED

Retail options for in-store, online, and mobile are growing. Shoppers expect personalized engagement across all channels in exchange for brand loyalty, but many traditional retailers have failed to establish an online presence quickly enough to defend against the rise of e-commerce.

In 2017 almost 7,000 brick-and-mortar retail stores shut down. Meanwhile, Amazon has a market cap $179 billion higher than the next five retailers combined.

CURRENT CHECKOUTS BUILD BRANDS, BUT LACK PERSONALIZATION



Storefront Brands Struggle to Compete

Personalization is a key differentiator

01

82% of Shoppers want Personalization

Source: I.Me.Mine.

02

Personalization delivers 5-8x ROI

Source: Accenture

03

+10% Sales from Personalization

Source: McKinsey & Company

BUILD RETAILER LOYALTY

OUR PLATFORM BUILDS RETAILER LOYALTY BY PERSONALIZING CHARITY AT CHECKOUT

Retailers often partner with nonprofits to demonstrate their brand's values to shoppers by helping the local community in a variety of different ways. 89% of shoppers are willing to switch to comparable brands that are associated with a good cause. A brand that embodies social good benefits from increased customer loyalty differentiates itself from the competition.

Retailers collecting donations from shoppers at checkout raised $441 million for nonprofits in 2016. Checkout giving is especially powerful, as it gives retailers the chance to empower shoppers to actively connect with a cause, rather than passively demonstrate values through corporate donations.

AmazonSmile has excelled at personalization by raising money for nearly 1 million nonprofits. Until now, storefront brands had no way of asking for donations for more than a single nonprofit at checkout because of outdated technology. All too often, storefront checkout campaigns are extremely expensive to run.



Regulation Changes Spur Innovation at Point of Sale

A growing number of security breaches caused the US to adopt the worldwide chip standard, known as EMV, to encrypt sensitive financial data on credit cards. The US implemented a "liability shift," that held retailers accountable for fraud that occurred at their store if the retailer did not upgrade to newer point of sale (POS) systems that supported EMV regulations.

These newer POS systems are cloud-enabled and have significantly higher functionality that allow for innovation at POS for the first time. These regulation changes make innovation affordable and scalable, and also lower the burden of PCI Compliance by tokenizing sensitive financial data. We can now use APIs to integrate with every POS system, without the expensive need to build a separate integration for each one individually.

Predictive Alignment Asks Shoppers to Give to What they Already Care About

Parvenu's platform benefits retailers, shoppers, and nonprofits. Our platform grants retailers increased loyalty, boosted sales, and differentiation from their competition by asking shoppers to donate to a cause personalized to their shopping preferences. Instead of asking for donations for a single nonprofit, our patent-pending technology asks the mom getting diapers to give to the children's hunger charity, the lady behind her grabbing dog food to donate to the local animal shelter, and the man refilling his dad's medicine to donate to a related health charity.

We increase transparency and create engagement with shoppers by offering (1) an interactive display at checkout that provides the specific project that benefits from the donation, (2) a progress thermometer so shoppers know how close the project is to its funding goal, and (3) the nonprofit's Charity Navigator ranking. Parvenu's Pre-Check feature outperformed the success rate of traditional methods by more than 3x across 5 store locations!

Nonprofits that weren't previously displayed at checkout get a new source of donors at a fraction of the cost. Retailers enjoy all the benefits of our platform at no cost and we entirely eliminates the traditionally high upfront cost associated with nonprofit fundraising by charging a 10% transaction fee on donations collected.

PARVENU

Johnny Li   johnny@parvenunext.com

Patrick Hoban   patrick@parvenunext.com